The RBB Fund, Inc.

615 East Michigan Street

Milwaukee, Wisconsin 53202

April 7, 2017

VIA EDGAR TRANSMISSION

Valerie Lithotomos

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:          The RBB Fund, Inc. (the “Company”)
                File Nos.: 033-20827 and 811-05518

Dear Ms. Lithotomos:

The purpose of this letter is to respond to oral comments provided to U.S. Bancorp Fund Services, LLC on March 17, 2017 regarding the Company’s Post-Effective Amendment (“PEA”) No. 211 to its Registration Statement on Form N-1A.  PEA No. 211 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on February 9, 2017.  The purpose of PEA No. 211 was to amend disclosure related to sales charge variations for the Class A Shares and register a new class — Class T Shares — on behalf of the Abbey Capital Futures Strategy Fund, a series of the Company.

The Company will file a subsequent PEA under Rule 485(b) to update any missing information and file updated exhibits to the Registration Statement.

For your convenience, the comment made by the Staff has been reproduced in bold typeface immediately followed by the Company’s response.

1.             Prospectus — Appendix A

Staff Comment: Please confirm how the Fund will update Appendix A.

Response: The Company supplementally confirms that it will update Appendix A, as needed.  The updated information will be filed with the SEC under either Rule 485(b) or Rule 497 of the 1933 Act, depending on the timing or materiality of the update.

* * * * *

If you have any questions or comments regarding this filing, please do not hesitate to contact Edward Paz of U.S. Bancorp Fund Services, LLC at (414) 765-5366.

Very truly yours,

/s/ James G. Shaw
James G. Shaw
Secretary

cc:	Salvatore Faia, The RBB Fund, Inc.
Peter Carney, Abbey Capital Limited
Jillian Bosmann, Drinker Biddle & Reath LLP